Golden Heaven Group Holdings Ltd.

March 7, 2023

VIA EDGAR

Ms. Alyssa Wall

Mr. Donald Field

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Golden Heaven Group Holdings Ltd. Amendment No. 1 to Registration Statement on Form F-1 Filed February 17, 2023 File No. 333-268166

Dear Ms. Wall and Mr. Field:

Golden Heaven Group Holdings Ltd. (the “Company,” ”we,” “us,” or “our company”) hereby transmit our response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 6, 2023, regarding our Amendment No. 1 to Registration Statement on Form F-1 (“Amendment No. 1”) filed on February 17, 2023. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. Amendment No. 3 to the Registration Statement on Form F-1 (“Amendment No. 3”) is filed to accompany this response letter.

Amendment No. 1

Risk Factors, page 14

1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: In response to the Staff’s comment, we have revised our disclosure on page 41 of Amendment No.3 to include a separate risk factor addressing the potential for rapid and substantial price volatility and known factors particular to our offering that may add to this risk and to discuss the risks to investors when investing in stock where the price is changing rapidly. We have included disclosure to clearly state that such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our stock.

Report of Independent Registered Public Accounting Firm, page F-2

2. Please make arrangements with your auditor for them to revise their audit report to also cover your consolidated balance sheet as of September 30, 2021 and your consolidated statement of operations and comprehensive income (loss), consolidated statement of stockholders’ equity and consolidated statement of cash flows for the year then ended, and the related notes. Refer to Item 8.A of Form 20-F.

Response: In response to the Staff’s comment, our auditor has revised the audit report on page F-2 of Amendment No.3 to cover our consolidated balance sheet as of September 30, 2021 and our consolidated statement of operations and comprehensive income (loss), consolidated statement of stockholders’ equity and consolidated statement of cash flows for the year then ended, and the related notes.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Qiong Jin
Chief Executive Officer, and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC